Correspondence

APOLO GOLD & ENERGY INC.
#12-1900 Indian River Cr.
North Vancouver BC, V7G 2R1

Tel: 604-970-0901
Fax 604-929-0597
e-mail: Robertdinning@gmail.com

July 16, 2012

United States Securities & Exchange Comission
Washington DC 20549

Re: Apolo Gold & Energy Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011
File No. 000-27791

Attention:    Brian McAllister – (202) 551-3341

Dear Mr. McAllister

Further to our phone conversation late last week, please be advised that I am meeting with our auditors this week and fully expect to file a response to you regarding your June 25, 2012 letter to Apolo Gold & Energy Inc by July 24, 2012.

Sincerely,

/s/ Robert Dinning
Robert Dinning
Chairman/CEO
Apolo Gold & Energy Inc